Exhibit 99.1

Beamr Launches VISTA for Subjective Quality Testing at Scale

VISTA platform validated NVIDIA RTX Video Super Resolution’s higher quality over standard upscaling through real-viewer testing with statistical confidence. The results to be demonstrated at NAB Show 2026

Herzliya, Israel, April 10, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today announced the launch of VISTA, a managed platform for subjective video quality testing at scale. Beamr will present a demonstration applying VISTA to validate the perceptual quality of NVIDIA RTX Video Super Resolution. The demonstration will be presented at NAB Show 2026, held from April 18-22, 2026 in Las Vegas.

AI is transforming video at every stage - upscaling, compression, generation - but the industry has lacked a scalable way to validate whether AI-enhanced video actually looks better to viewers. Today, if you want to test a video quality change, you either use objective metrics that are fast and scalable but not reliable enough, or run a complex and expensive subjective quality lab test that takes weeks.

Beamr VISTA closes that gap. It enables video teams to compare video versions at scale using real viewers. VISTA produces verified and decision-ready results in days and without the operational overhead of traditional subjective testing.

At NAB 2026, Beamr will present a demonstration applying VISTA to validate NVIDIA RTX Video Super Resolution AI quality enhancement from 720p source to 4K. The results show that RTX Video Super Resolution outputs have better perceptual quality than standard upscaling (bicubic upscaling). In both cases, video was compressed with Beamr’s Content-Adaptive Bitrate (CABR). Tests were performed across 60 qualified viewers with statistical confidence of 95%.

“Every video change is risky, and when a video team wants to know if a quality change is safe to ship, they either trust the metrics and hope for the best, rely on internal experts’ opinion, or run an expensive lab test,” said Sharon Carmel, Beamr CEO. “We built VISTA because we faced the same challenge while developing our compression technology, CABR. We needed real viewer validation at scale and in production speed – and now any video team can have that.”

“NVIDIA RTX Video Super Resolution is built on the conviction that AI should make video demonstrably better — not just algorithmically better. Beamr VISTA puts that claim in front of real viewers and delivers statistically confident results at production speed,” said Richard Kerris, VP of Global Media & Entertainment at NVIDIA. “Seeing NVIDIA RTX VSR outperform standard upscaling with 95% confidence across 60 qualified viewers is exactly the kind of rigorous, viewer-grounded validation the industry needs as AI becomes central to every stage of the video pipeline.”

Beamr video experts will be available throughout the NAB Show at Booth W3514. To schedule a meeting, please use this link.

To learn more, read the blog post, visit this link.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

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Investor Contact

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